December 18, 2012

VIA EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crumbs Bake Shop, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-35220

Dear Mr. Mew:

On behalf of Crumbs Bake Shop, Inc. (the “Company”), please find below responses to the comments provided to the Company by the staff of the Commission (the “Staff”) in a letter dated December 6, 2012 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 30, 2012 (the “Form 10-K”). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

We are submitting the responses to the Letter in advance of the Company’s filing of an amendment to the Form 10-K given the fact that the Letter was issued in connection with the Staff’s concurrent review of the Company’s Registration Statement on Form S-3 (File No. 333-184837) filed on November 9, 2012 (the “Registration Statement”), which incorporates the Form 10-K by reference therein. The Company desires to resolve the comments to the Form 10-K in coordination with the Staff before filing an amendment. Upon completion of the Staff’s review of the Company’s responses to the Letter, the Company will file an amendment to the Form 10-K (the “Amendment”) that reflects the Company’s responses to the Staff’s comments.

General

1.	To the extent comments issued in our review of your Form 10-K also apply to your Form 10-Q and registration statement on Form S-3, please revise accordingly.

Mr. Andrew D. Mew

December 18, 2012

Response:

The Company’s proposed revisions to the Form 10-K in response to the Staff’s comments, as set forth below, do not alter any of the amounts reported for Net Sales, Net Income (Loss), Net Income (Loss) Per Common Share, Total Assets or Total Liabilities, and the amounts reported for those items in its 2012 Quarterly Reports on Form 10-Q are correct. The Company believes that its proposed revisions to the Form 10-K do not cause any of the comparable disclosures contained in its 2012 Quarterly Reports to be materially inaccurate, incomplete or misleading. Accordingly, the Company believes that it is not necessary to amend those Quarterly Reports in light of the Company’s proposed revisions to the Form 10-K. The Company will, however, expand its disclosures in all future Quarterly Reports, to the extent applicable, to take into account the Staff’s comments and the Company’s responses thereto. Likewise, given the fact that the Company's Form 10-K, as amended by the Amendment, is incorporated by reference into the Registration Statement, the Company believes that no revisions to the Registration Statement are required in response to the Staff's comments (other than to add a reference to the Amendment in the section of the Registration Statement entitled, “DOCUMENTS INCORPORATED BY REFERENCE”).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations and Known Trends, page 24

2.	We note your sales growth was generated from the opening of 15 new stores offset by decreases in same store sales. Please expand your discussion to explain how the increases in sales from new stores have contributed to the increase in total net sales by disclosing the amount of net sales attributable to those stores; and, quantify the number of same stores that experienced a decrease in comparable store sales along with the dollar impact of the decline on total net sales. Further, please indicate the underlying reason(s) for the decrease in same store sales and whether you expect this trend to continue.

Response:

In the Amendment, the Company intends to replace the first paragraph under the heading “Net Sales” on page 24 of the Form 10-K with the following paragraph:

Net sales in 2011 were $39.88 million compared to $31.08 million in 2010, an increase of 28.3%. This increase was attributable to $11.32 million in sales from 26 new stores opened between November 4, 2009 and December 31, 2011. The increase was offset by sales decreases of $2.51 million from 23 stores in the same store sales base, including partial periods from new stores that entered the same store sales base during the year. Same store sales represent the change in sales for stores beginning in their sixteenth full calendar month of operation. The decrease in same store sales was predominately due to negative effects of locating new stores in close proximity to existing stores, resulting in a reduction in sales in same stores previously opened, lack of sufficient new and innovative product offerings and deterioration in the quality of store level staffing and support. Although management is in the process of developing the necessary initiatives aimed at improving each of these situations, there can be no assurance that such initiatives will have the effect of improving same store sales in any future period.

Mr. Andrew D. Mew

December 18, 2012

For the Staff’s convenience, a marked paragraph is attached hereto as Exhibit A.

3.	Please disclose how you calculate the change in same store sales from period to period. If applicable, please also disclose how you treat remodeled stores in these computations, as well as stores that were closed during the period.

Response:

See response to Comment 2 above.

4.	You disclose on page 25 a significant increase in staff expenses due to the Geiger Issuance, new corporate staff members, corporate salaries and staff expenses in your stores. Please expand your discussion by disclosing the number of new corporate and store staff members, and the amounts of the increase attributable to new corporate staff, corporate salaries, and store staff. In this regard, where you identify intermediate causes of change in your operating results, please ensure you fully describe the reasons underlying these causes. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change. See Item 303 of Regulation S-K and our Release Nos. 33-8350 and 34-48960.

Response:

In the Amendment, the Company intends to replace the fourth paragraph under the heading “Operating Expenses” on page 25 of the Form 10-K with the following paragraph:

Staff expenses in 2011 were $14.56 million. Excluding amounts related to the Geiger Issuance, staff expenses were $12.61 million in 2011 compared to $8.27 million in 2010, an increase of 52.5%. Staff expenses, as a percentage of net sales in 2011, excluding the Geiger Issuance, were 31.6% compared to 26.6% in 2010. The increase was attributable to new corporate staff members, corporate salaries and staff expenses in Crumbs’ stores. There were 14 corporate staff positions added in 2011, which increased staff expenses by approximately $0.42 million. To staff the 15 new stores opened in 2011, 150 store staff positions were added, increasing staff expenses by approximately $1.23 million. In addition, approximately $1.56 million of the staff expense increase was attributable to expenses incurred for a full year in 2011 by eight stores opened between August 11, 2010 and December 31, 2010.

Mr. Andrew D. Mew

December 18, 2012

For the Staff’s convenience, a marked paragraph is attached hereto as Exhibit B.

5.	We note you have recorded impairment charges related to five underperforming stores during 2011. With regard to your recently recorded impairments, please expand your disclosure to indicate whether these are stores you have decided to close, the carrying amount of the assets recorded that remain after the impairment and how you determined that the remaining assets were recoverable.

Response:

In the Amendment, the Company intends to replace the first paragraph under the heading “Other Expenses” on page 26 of the Form 10-K with the following paragraph:

In 2011, Crumbs recorded a non-cash loss on impairment of leasehold improvements related to five underperforming stores that were opened prior to 2010, including three stores in California, one in Huntington, New York, and one in New Canaan, Connecticut. No decision has been made by management to close the impaired stores. The carrying amount of the assets remaining, after impairing all leasehold improvements at the stores, was $0.19 million and included tangible personal property Crumbs could utilize in alternate locations during the assets’ remaining useful lives. There was no non-cash loss on impairment in 2010.

For the Staff’s convenience, a marked paragraph is attached hereto as Exhibit C.

Critical Accounting Policies, page 27

6.	Your critical accounting policies duplicate the information contained in Note 1 to your financial statements. The disclosure here should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations should present you analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release Nos. 33-8350 and 34-48960. Please revise your disclosure accordingly.

Mr. Andrew D. Mew

December 18, 2012

Response:

In the Amendment, the Company intends to replace its discussion of Critical Accounting Policies starting on page 27 of the Form 10-K with the following discussion:

Critical Accounting Policies and Estimates

Crumbs describes its significant accounting policies in Note 1 of its Consolidated Financial Statements in this report on Form 10-K. The preparation of the financial statements requires Crumbs to makes estimates, judgments and assumptions, which it believes to be reasonable, based on the information available. Actual results could differ from these estimates under different assumptions or conditions. Crumbs believes the following critical accounting policies and estimates require management’s most subjective judgment in making estimates used in the preparation of its financial statements.

Impairment of Long-Lived Assets. When facts and circumstances indicate that the carrying values of long-lived assets may not be recoverable, Crumbs evaluates long-lived assets for impairment. The Company first compares the carrying value of the asset to the asset’s estimated future cash flows (undiscounted). If the estimated future cash flows are less than the carrying value of the asset, an impairment loss is calculated based on the asset’s estimated fair value. The fair value of the assets is estimated using a discounted cash flow model based on future store revenue and operating costs, using internal projections. Cash flows for store assets are identified at the individual store level. Long-lived assets to be disposed of are recorded at the lower of their carrying amount, or fair value less estimated costs to sell.

Estimates of future cash flows can be significantly impacted by many factors, including operating costs, competition and consumer and demographic trends. A change in the projections used to determine future cash flows or a change in judgment regarding the ability to use tangible personal property in alternate locations could alter the impairment amounts recognized.

Mr. Andrew D. Mew

December 18, 2012

Lease Obligations. Crumbs leases stores and office space under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses, and/or contingent rent provisions, and many contain options to extend the term by five to ten years. For purposes of recognizing incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, Crumbs uses the date of initial possession to begin amortization, which is generally when Crumbs enters the space and begins to make improvements in preparation for its intended use and excludes future renewal periods. Crumbs also depreciates leasehold improvements over the lesser of an asset’s useful life or the term of the lease, excluding future renewal periods. If Crumbs changed its estimates by including renewal options in its calculations, rent expense and depreciation expense would differ.

Revenue Recognition. Crumbs’ stores recognize revenue when payment is tendered at the point of sale. Revenue from Crumbs’ catering services and wholesale distribution business is recognized once goods are delivered, and revenue from Crumbs’ e-commerce division is recognized once goods are shipped. Revenue is reported net of sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities.

Revenue from Crumbs’ gift cards and certificates are recognized when tendered for payment, or upon redemption. Outstanding customer balances are included in gift cards and certificates on the consolidated balance sheets. There are no expiration dates on Crumbs’ gift cards and certificates, and the Company does not charge any service fees that cause a decrement to customer balances.

Income Taxes. Crumbs complies with Financial Accounting Standards Board Accounting Standards Codification 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Mr. Andrew D. Mew

December 18, 2012

At the date of the Merger, Crumbs recorded a deferred tax asset of approximately $9.55 million for the estimated income tax effect of the increase in tax basis of the purchased interests and future projected payments under the Tax Receivable Agreement. Crumbs recorded a valuation allowance of approximately $4.77 million based on its estimation of projected future taxable income. A change in estimation of projected future taxable income would likely result in a different valuation allowance.

For the Staff’s convenience, a marked Critical Accounting and Estimates discussion is attached hereto as Exhibit D.

Please note that, in connection with the Company’s review of and revisions to the Critical Accounting Policies and Estimates in response to the Staff’s comment, the Company determined that the discussions in Note 1 under the headings “Sales Tax” and “Revenue Recognition” on page F-11 should also be revised. The second paragraph of the “Sales Tax” discussion should more appropriately have appeared under the heading “Revenue Recognition” and will be moved accordingly. The Company intends to expand the first paragraph of “Revenue Recognition” to discuss revenue from stores, catering services and wholesale distribution. Accordingly, the Amendment will replace the entire discussion under the heading “Revenue Recognition” with the following:

The Company recognizes store revenue when payment is tendered at the point of sale. Revenue from the Company’s catering services and wholesale distribution business is recognized once goods are delivered, and revenue from its e-commerce division is recognized once goods are shipped. Revenue is reported net of sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities.

Revenue from the Company’s gift cards and certificates are recognized when tendered for payment, or upon redemption. Outstanding customer balances are included in gift cards and certificates in the consolidated balance sheets. There are no expiration dates on gift cards and certificates, and the Company does not charge any service fees that cause a decrement to customer balances.

Mr. Andrew D. Mew

December 18, 2012

While the Company will continue to honor all gift cards and certificates presented for payment, management in the future may determine the likelihood of redemption to be remote for certain cards and certificates due to, among other things, long periods of inactivity. In these circumstances, if management also determines there is no requirement for remitting balances to government agencies under state escheatment laws, card balances may then be recognized in the consolidated statements of operations.

For the Staff’s convenience, the marked portion of Note 1 containing the “Sales Tax” and “Revenue Recognition” discussions is attached hereto as Exhibit E.

Item 8. Consolidated Financial Statements and Supplementary Data, page 28

Report of Independent Registered Public Accounting Firm, page F-2

7.	We note the audit report dated, March 29, 2011, precedes the date of the December 31, 2011 financial statements included. Please amend your filing to include an updated audit report. The amendment should include the entire “item” that has been amended in accordance with Rule 12b-15, in addition to other information.

Response:

This reference to calendar year 2011 in the date of the audit report, as shown on page F-2 of the Form 10-K, was a typographical error. The audit report addresses financial statements for the year ended December 31, 2011, so a report dated March 29, 2011 is not possible. The actual audit report issued to the Company is dated March 29, 2012 (see Exhibit 23.1 to the Form 10-K) and, thus, was issued after the date of the financial statements. The Amendment will correct this typographical error by including a revised audit report showing the correct date. In accordance with Rule 12b-15, the Amendment will contain Item 8 of Part II in its entirety.

Consolidated Statements of Operations, page F-4

8.	Please revise or explain your basis for presenting the impairment below the subtotal for income (loss) from operations. Similarly, explain presenting the loss on the sale of property and equipment below the subtotal for income (loss) from operations or revise your presentation. We refer you to FASB ASC 360-10-45-4 and 45-5.

Response:

In the Amendment, the Company intends to move the two line items entitled “Loss on sale of property and equipment” and “Loss on impairment of leasehold improvements” from under the heading entitled “Other income (expense)” to under the heading entitled “Operating expenses”.

Mr. Andrew D. Mew

December 18, 2012

9.	Where cost of sales excludes charges for depreciation and amortization of property, plant and equipment, the description of the line item should read, as example “Cost of goods sold (exclusive of depreciation shown separately below).” Please revise. See SAB Topic 11:B.

Response:

In the Amendment, the Company intends to revise the heading entitled “Cost of sales” to read “Cost of sales (exclusive of items shown separately below)”.

Notes to Consolidated Financial Statements, page F-7

7. Commitments, page F-16

10.	We note your disclosure on pages 12 and 22 that some leases require payment of additional rent if store revenue exceeds a negotiated amount. Please expand to disclose the basis on which contingent rent payments are determined as required by FASB ASC 840-10-50-2 and also indicate the nature of any restrictions imposed by your lease agreements.

Response:

The discussion of the basis on which contingent rent payments are determined was included in the Form 10-K under the heading “Deferred Rent” on page F-10. In the Amendment, the Company intends to change this heading to read “Lease Obligations”. To indicate the nature of the restrictions imposed on the Company’s lease obligations, the Amendment will add the following sentence to the end of the first paragraph of this discussion:

No restrictions are imposed in the lease agreements regarding dividends, additional debt or further leasing.

For the Staff’s convenience, a marked paragraph is attached hereto as Exhibit F.

We trust that this letter addresses the Staff’s comments. If the Staff should have any questions or further comments, please contact the undersigned at (212) 221-7105 ext. 222 or jgeiger@crumbs.com.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Andrew D. Mew

December 18, 2012

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Julian R. Geiger

Julian R. Geiger
President and Chief Executive Officer

Mr. Andrew D. Mew

December 18, 2012

EXHIBIT A

REVISIONS PER COMMENTS 2 & 3

Net sales in 2011 were $39.88 million compared to $31.08 million in 2010, an increase of 28.3%. ~~The~~ This increase ~~in net sales~~ was attributable to ~~additional store openings~~$11.32 million in sales from 26 new stores opened between November 4, 2009 and December 31, 2011. The increase was offset by sales decreases of $2.51 million from 23 stores in the same store sales base, including partial periods from new stores that entered the same store sales base during the year. Same store sales represent the change in sales for stores beginning in their sixteenth full calendar month of operation. The decrease in same store sales ~~at a number of~~ was predominately due to negative effects of locating new stores in close proximity to existing stores, resulting in a reduction in sales in same stores previously opened ~~before 2011~~, lack of sufficient new and innovative product offerings and deterioration in the quality of store level staffing and support. Although management is in the process of developing the necessary initiatives aimed at improving each of these situations, there can be no assurance that such initiatives will have the effect of improving same store sales in any future period.

Mr. Andrew D. Mew

December 18, 2012

EXHIBIT B

REVISIONS PER COMMENT 4

Staff expenses in 2011 were $14.56 million. Excluding amounts related to the Geiger Issuance, staff expenses were $12.61 million in 2011 compared to $8.27 million in 2010, an increase of 52.5%. Staff expenses, as a percentage of net sales in 2011, excluding the Geiger Issuance, were 31.6% compared to 26.6% in 2010. The increase was attributable to new corporate staff members, corporate salaries and staff expenses in Crumbs’ stores. There were 14 corporate staff positions added in 2011, which increased staff expenses by approximately $0.42 million. To staff the 15 new stores opened in 2011, 150 store staff positions were added, increasing staff expenses by approximately $1.23 million. In addition, approximately $1.56 million of the staff expense increase was attributable to expenses incurred for a full year in 2011 by eight stores opened between August 11, 2010 and December 31, 2010.

Mr. Andrew D. Mew

December 18, 2012

EXHIBIT C

REVISIONS PER COMMENT 5

In 2011, Crumbs recorded a non-cash loss on impairment of leasehold improvements related to five underperforming stores that were opened prior to 2010, including three stores in California, one in Huntington, New York, and one in New Canaan, Connecticut. No decision has been made by management to close the impaired stores. The carrying amount of the assets remaining, after impairing all leasehold improvements at the stores, was $0.19 million and included tangible personal property Crumbs could utilize in alternate locations during the assets’ remaining useful lives. There was no non-cash loss on impairment in 2010.

Mr. Andrew D. Mew

December 18, 2012

EXHIBIT D

REVISIONS PER COMMENT 6

Critical Accounting Policies and Estimates

Crumbs describes its significant accounting policies in Note 1 of its Consolidated Financial Statements in this report on Form 10-K. The preparation of the financial statements requires Crumbs to makes estimates, judgments and assumptions, which it believes to be reasonable, based on the information available. Actual results could differ from these estimates under different assumptions or conditions. Crumbs believes the following critical accounting policies and estimates require management’s most subjective judgment in making estimates used in the preparation of its financial statements.

~~Long-Lived Assets. Property and equipment are carried at cost and are being depreciated on a straight-line basis over their useful lives of 10 to 15 years for leasehold improvements, five to 10 years for furniture and equipment and three to five years for computer equipment. Leasehold improvements are depreciated over the shorter of the lease term or the asset’s useful life. Maintenance and repairs are charged to expense as incurred, while capital improvements that extend the useful lives of the underlying assets are capitalized. Intangible assets, including branding costs and website design, are amortized over their useful lives, estimated to be five years.~~

Impairment of Long-Lived Assets. When facts and circumstances indicate that the carrying values of long-lived assets may not be recoverable, Crumbs evaluates long-lived assets for impairment. The Company first compares the carrying value of the asset to the asset’s estimated future cash flows (undiscounted). If the estimated future cash flows are less than the carrying value of the asset, an impairment loss is calculated based on the asset’s estimated fair value. The fair value of the assets is estimated using a discounted cash flow model based on future store revenue and operating costs, using internal projections. Cash flows for store assets are identified at the individual store level. Long-lived assets to be disposed of are recorded at the lower of their carrying amount, or fair value less estimated costs to sell.

Estimates of future cash flows can be significantly impacted by many factors, including operating costs, competition and consumer and demographic trends. A change in the projections used to determine future cash flows or a change in judgment regarding the ability to use tangible personal property in alternate locations could alter the impairment amounts recognized.

~~Deferred Rent~~Lease Obligations. Crumbs leases stores and office space under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses , and/or contingent rent provisions, and many contain options to extend the term by five to ten years. For purposes of recognizing incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, Crumbs uses the date of initial possession to begin amortization, which is generally when ~~the Company~~ Crumbs enters the space and begins to make improvements in preparation for its intended use~~.~~ and excludes future renewal periods. Crumbs also depreciates leasehold improvements over the lesser of an asset’s useful life or the term of the lease, excluding future renewal periods. If Crumbs changed its estimates by including renewal options in its calculations, rent expense and depreciation expense would differ.

Mr. Andrew D. Mew

December 18, 2012

~~For tenant improvement allowances and rent holidays, Crumbs records a deferred rent liability and amortizes such deferred rent over the terms of the leases as reductions to occupancy expense on the consolidated statements of operations.~~

~~For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, Crumbs records minimum rental expenses on a straight-line basis over the terms of the leases on the consolidated statements of operations.~~

~~For contingent rent provisions that require payment of additional rent based on a specified percentage of a store’s net sales in excess of a defined breakpoint, Crumbs records occupancy expense in the consolidated statements of operations during the period the contingency is met.~~

Revenue Recognition. ~~Revenue is recognized~~ Crumbs’ stores recognize revenue when payment is tendered at the point of sale. Revenue from Crumbs’ catering services and wholesale distribution business is recognized once goods are delivered, and revenue from Crumbs’ e-commerce division is recognized once goods are shipped. Revenue is reported net of sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities.

Revenue from Crumbs’ gift cards and certificates are recognized when tendered for payment, or upon redemption. Outstanding customer balances are included in gift cards and certificates on the consolidated balance sheets. There are no expiration dates on Crumbs’ gift cards and certificates, and the Company does not charge any service fees that cause a decrement to customer balances.

Income Taxes. Crumbs complies with Financial Accounting Standards Board Accounting Standards Codification 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

At the date of the Merger, Crumbs recorded a deferred tax asset of approximately $9.55 million for the estimated income tax effect of the increase in tax basis of the purchased interests and future projected payments under the Tax Receivable Agreement. Crumbs recorded a valuation allowance of approximately $4.77 million based on its estimation of projected future taxable income. A change in estimation of projected future taxable income would likely result in a different valuation allowance.

Mr. Andrew D. Mew

December 18, 2012

EXHIBIT E

REVISIONS TO NOTE 1 IN CONNECTION WITH COMMENT 6

~~Deferred Rent~~Lease Obligations

The Company leases stores and office space under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation for its intended use. No restrictions are imposed in the lease agreements regarding dividends, additional debt or further leasing.

Mr. Andrew D. Mew

December 18, 2012

EXHIBIT F

REVISIONS PER COMMENT 10

Sales Tax

The Company charges sales tax to its customers and records the liability on an individual state basis. No such amounts have been included in the consolidated statements of operations.

~~While the Company will continue to honor all gift cards and certificates presented for payment, managementmay determine the likelihood of redemption to be remote for certain cards and certificates due to, among other things, long periods of inactivity. In these circumstances, if management also determines there is no requirement for remitting balances to government agencies under state escheatment laws, card balances may then be recognized in the consolidated statements of operations.~~

Revenue Recognition

~~Revenue is recognized~~ The Company recognizes store revenue when payment is tendered at the point of sale. Revenue from the Company’s catering services and wholesale distribution business is recognized once goods are delivered, and revenue from its e-commerce division is recognized once goods are shipped. Revenue is reported net of sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities.

Revenue from the Company’s gift cards and certificates are recognized when tendered for payment, or upon redemption. Outstanding customer balances are included in gift cards and certificates in the consolidated balance sheets. There are no expiration dates on gift cards and certificates, and the Company does not charge any service fees that cause a decrement to customer balances.

While the Company will continue to honor all gift cards and certificates presented for payment, management in the future may determine the likelihood of redemption to be remote for certain cards and certificates due to, among other things, long periods of inactivity. In these circumstances, if management also determines there is no requirement for remitting balances to government agencies under state escheatment laws, card balances may then be recognized in the consolidated statements of operations.